VIA ELECTRONIC TRANSMISSION AND
OVERNIGHT DELIVERY

August 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
ATTN: John Cash
Accounting Branch Chief

Re:	A. Schulman, Inc. Form 10-K for the Fiscal Year Ended August 31, 2011 Filed October 26, 2011 Form 10-Q for the Fiscal Quarter Ended February 29, 2012 Filed April 4, 2012 File No. 0-07459

Dear Mr. Cash:

This letter sets forth the responses of A. Schulman, Inc. (the “Company”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated July 6, 2012, related to the above-referenced Form 10-K and Form 10-Q. For your convenience, we have set forth below each of the Staff's comments included in the July 6, 2012 letter and our Company's corresponding responses.

Form 10-K for the Fiscal Year Ended August 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Reconciliation of GAAP and Non-GAAP Financial Measures, pages 32 and 43

1.
We note your disclosures of non-GAAP measures and your presentations of full non-GAAP consolidated statements of operations. Please revise future filings to fully comply with Item 10(e) of Regulation S-K and the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures, including Question 102.10. This comment is also applicable to your Forms 10-Q and 8-K. Please provide us your proposed revisions related to this comment with your response.

Response:

While we believe our prior filings placed prominence on GAAP measures, the Company confirms that it will not disclose a full income statement reconciling GAAP and non-GAAP financial measures in all future filings. Rather, the Company plans to only provide a GAAP to non-GAAP net income reconciliation as an attached table in the Company's earnings releases furnished on Form 8-K and to the extent that other non-GAAP measures are disclosed the Company will include a similar reconciliation for those items. The following illustrates the disclosures that the Company plans to provide in its future earnings releases, using data from the Company's earnings release for the quarter ended May 31, 2012.

A. Schulman, Inc., 3550 West Market Street, Akron, Ohio 44333

John Cash
August 2, 2012

Reconciliation of GAAP and Non-GAAP Financial Measures

The Company uses the following non-GAAP financial measures of net income excluding certain items and net income per diluted share excluding certain items. These financial measures are used by management to monitor and evaluate the ongoing performance of the Company and to allocate resources. The Company believes that the additional measures are useful to investors for financial analysis. However, non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures.

The table below reconciles GAAP and non-GAAP net income attributable to A. Schulman, Inc. and non-GAAP diluted earnings per share for the three and nine months ended May 31, 2012 and 2011, respectively, which excludes certain items, net of tax.

	Three months ended May 31,		Nine months ended May 31,
	2012	2011	2012	2011
	(In thousands, except per share data)
Net income attributable to A. Schulman, Inc.:
GAAP, as reported	$16,996	$18,754	$39,651	$35,138
Certain items, net of tax:
Asset write-downs (1)	1,917	125	1,917	1,925
Costs related to acquisitions (2)	147	(356)	952	839
Restructuring related (3)	1,556	1,748	4,904	4,955
Inventory step-up (4)	53	—	451	184
Tax benefits (charges) (5)	(260)	—	(967)	(65)
Non-GAAP	$20,409	$20,271	$46,908	$42,976

Non-GAAP diluted EPS	$0.69	$0.65	$1.59	$1.37

Weighted-average number of shares outstanding -diluted	29,569	31,061	29,585	31,289

1 - Asset write-downs include asset impairments and accelerated depreciation.
2 - Costs related to acquisitions include those costs incurred to pursue intended targets.
3 - Restructuring related costs include items such as employee severance charges, lease termination charges, curtailment gains and other employee termination costs.
4 - Inventory step-up costs include the adjustment for the fair value of inventory acquired as a result of acquisition purchase accounting.
5 - Tax benefits (charges) include the effect of the adjustment to the Italian valuation allowance in fiscal 2012 and the realization of certain deferred tax assets in the first nine months of fiscal 2011 as a result of the 2010 ICO, Inc. acquisition.

Critical Accounting Policies, page 46

Purchase Accounting and Goodwill, page 46

2.
We note your disclosure that one of the company's reporting units has a fair value that exceeds its carrying value by approximately 2%. Please tell us, and revise future filings to identify, this reporting unit and the reportable segment that includes it. Please also tell us, and clarify in future filings, whether this is the

John Cash
August 2, 2012

same reporting unit for which you performed a goodwill impairment analysis during the second quarter of fiscal 2012 (EMEA Specialty Powders).

Response:

The Company's Specialty Powders reporting unit in the EMEA segment had a fair value which exceeded its carrying value by approximately 2% as of June 1, 2011, the fiscal 2011 annual goodwill impairment evaluation date. In the second quarter of fiscal 2012, the Company performed an interim goodwill impairment evaluation on the same EMEA Specialty Powders reporting unit. In the manner set forth in the response to comment number three below, the Company will disclose in future filings the name of any reporting unit whose estimated fair value does not substantially exceed its carrying value if the related goodwill is considered to be significant.

3.
Please tell us, and revise future filings to disclose, the number and nature of the reporting units included in each reportable segment, to which goodwill is allocated. Additionally, to the extent you determine that the estimated fair values of your reporting units “substantially exceed” their respective carrying values, please disclose that determination in future filings. Alternatively, to the extent you determine that the estimated fair value of any reporting unit does not substantially exceed its respective carrying value, and goodwill, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders' equity, please provide the following disclosures for each such reporting unit:

•	The identity of the reporting unit and the reportable segment.

•	The percentage by which estimated fair value exceeds carrying value.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of the uncertainties associated with each key fair value assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

Response:

In future filings, the Company will include the additional requested information. The following illustrates the disclosures that the Company plans to provide in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of future Form 10-K filings, using data from the Company's fiscal 2011 annual goodwill impairment analysis. New proposed disclosures have been underlined to facilitate the Staff's review.

Purchase Accounting and Goodwill

Business combinations are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities.

Goodwill is tested for impairment annually as of June 1 for all reporting units. If circumstances change during interim periods between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would test goodwill for impairment. Factors which would necessitate an interim goodwill impairment assessment include a sustained decline in the Company's stock price, prolonged negative industry or economic trends, and significant underperformance relative to expected historical or projected future operating results. Goodwill has been allocated to three of the Company's reporting units in EMEA (masterbatch, specialty powders, and distribution services) and two reporting units in the Americas (masterbatch and specialty powders).

John Cash
August 2, 2012

Goodwill is assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a combination of the income and market approaches. These valuation methodologies use estimates and assumptions including, but not limited to, the determination of appropriate market comparables, projected future cash flows (including timing and profitability), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and projected future economic and market conditions.

With the exception of the Company's EMEA specialty powders reporting unit, all other reporting units have fair values that substantially exceed carrying values. As of August 31, 2011, the Company's EMEA specialty powders reporting unit had goodwill of approximately $19 million, and the fair value of the reporting unit exceeds its carrying value by approximately 2%. A change in European macroeconomic conditions, as well as future changes in the judgments, assumptions and estimates that are used in the Company's goodwill impairment testing for the EMEA specialty powders reporting unit, including the discount rate and future cash flow projections, could result in a significantly different estimate of the fair value. Generally, goodwill recorded in business combinations is more susceptible to risk of impairment soon after the acquisition primarily because the business combination is recorded at fair value based on operating plans and economic conditions present at the time of the acquisition. If operating results or economic conditions deteriorate soon after an acquisition, it could result in the impairment of the acquired goodwill.

Item 8. Financial Statements and Supplementary Data, page 56

Note 13 - Segment Information, page 88

4.
We note the changes in your reportable segments as a result of changes to your management and reporting structures. With a view to enhanced disclosures in future filings, please provide the following information:

•	A comprehensive explanation of the reasons for the changes in your management and reporting structures;

Response:

On July 21, 2010 the Company announced that it had named Mr. Gustavo Perez as General Manager and Chief Operating Officer (COO) of the Americas, effective August 1, 2010. In his new role, Mr. Perez would lead the Company's strategic business activities in North America and South America and all product family heads and managing directors in those regions would report directly to him. Mr. Perez would continue to report to Mr. Joseph M. Gingo, Chief Executive Officer. Mr. Gingo is also the Company's Chief Operating Decision Maker (CODM). The Americas COO position was newly created and prior to this organizational change, the product family heads and managing directors of N.A. Masterbatch, N.A. Engineered Plastics, N.A. Distribution and Bayshore reported directly to Mr. Gingo. Until Mr. Perez was named as COO for the Americas, Mr. Gingo served in that role.

With Mr. Perez's promotion to COO of the Americas, and in accordance with ASC 280, Segment Reporting, in fiscal 2011 the Company reevaluated its prior operating segment determinations and analyses of aggregation criteria and updated the Company's conclusions about reportable segments to reflect how management internally evaluates the operating performance of its segments. The promotion of Mr. Perez resulted in there being three COOs responsible for the Company's three operating segments beginning in fiscal 2011 as follows:

John Cash
August 2, 2012

•	Bernard Rzepka - General Manager and Chief Operating Officer, EMEA

•	Gustavo Perez - General Manager and Chief Operating Officer, Americas

•	Derek Bristow - General Manager and Chief Operating Officer, Asia Pacific

With this global alignment of its three segments, the Company concluded that in accordance with ASC 280, this reporting structure with all segment COOs reporting directly to the CODM supported how management internally evaluated the operating performance of its segments. In future filings, the Company confirms that it will continue to present its reportable segment information consistent with this reporting structure.

•	What, if any, disclosures you provided in prior filings to alert investors to changing conditions that could impact your reporting structure;

Response:

On September 28, 2010, the Company issued a press release in which, among other things, it announced that beginning with the fiscal 2011 first quarter ending November 30, 2010, the Company would be recasting its reporting segments into EMEA, Americas and Asia/Australia (later renamed to Asia Pacific). The Company also announced that it was holding an Investor Day for which an investor presentation slide deck was prepared, distributed, posted to the Company's internet website and filed as an exhibit to Form 8-K in addition to the press release. As noted on the agenda in the slide deck, the Investor Day included presentations from the Company's three regional COO's: Mr. Rzepka for EMEA, Mr. Perez for the Americas and Mr. Bristow for Asia Pacific. The Company concluded it had informed its investors about this change in reporting structure through these disclosures and filings. The Company also noted that these disclosures to its investors were completed prior to the Company filing its Form 10-Q for the fiscal 2011 first quarter ending November 30, 2010.

•
A comprehensive explanation of how you determined that N.A. Masterbatch, N.A. Engineered Plastics, N.A. Rotomolding, Bayshore and all other North America operating segments should be aggregated into a single reportable segment;

Response:

In accordance with ASC 280, Segment Reporting, the Company reevaluated the operating segment determinations and analyses and updated the Company's conclusions about reportable segments to reflect how management internally evaluates the operating performance of its segments. Management concluded that with the appointment of Mr. Perez to COO of the Americas, the CODM now reviewed the performance of this region in total and no longer by the four individual operating segments as done previously. Accordingly, management concluded that the appropriate operating segment level was not the N.A. Masterbatch, N.A. Engineered Plastics, N.A. Rotomolding (since renamed Specialty Powders to better describe the products and capabilities in that business) and Bayshore (acquired in the ICO, Inc. acquisition in April 2010) business units, but rather was at the Americas operating segment level, along with EMEA and Asia Pacific, which was consistent with how the CODM reviewed the business beginning in fiscal 2011. Therefore, the Company's operating segments are EMEA, Americas and Asia Pacific, and no aggregation has been performed in the determination of the reportable segments.

•
Copies of the internal reports used by your CODM to assess performance and allocate resources. Specifically, tell us the nature and extent of any financial and operational data you have by product family, either on a consolidated basis or within each reportable segment.

John Cash
August 2, 2012

Response:

The Company is submitting under separate cover, pursuant to a request for confidential treatment under SEC Rule 83, reports that the CODM uses to assess performance and allocate resources. These reports are provided to the CODM on a monthly basis and consist of information segregated by its EMEA, Americas and Asia Pacific segments in addition to consolidated financial information. The description below summarizes the information contained in these reports.

•
Segment Operations Reports (Reports A, B and C): These separate reports are received monthly by the CODM for each of the Company's three operating segments. The CODM uses these reports to assist in the management, allocation of resources and performance assessment of the Company's three operating segments. Please note that these reports were prepared for the CODM's separate monthly meetings all of which were held on June 19, 2012 with the three regional COOs. Subsequent to these meetings, certain adjusting entries were made before the filing of the Company's Form 10-Q report on July 9, 2012 for the quarter ended May 31, 2012. As can be seen from the attached reports, in addition to other financial data, these reports present financial and operational information including actual results compared with plan; volume price mix analysis with actual results compared with forecast, plan and the prior year; volume and price actual results compared with plan and prior year at the product family level (masterbatch, engineered plastics, distribution services and specialty powders); selling, general and administrative expense variance analysis with actual results compared with plan and prior year; working capital information; capacity utilization information; and information about ongoing continuous improvement projects within the segment.

The Company wishes to emphasize that while each operating segment report contains some financial information at the product family level, no profit information is provided to the CODM at this level and he does not make operating decisions at the product family level. Also, there are no reports that consolidate product family information on a global basis. All product families are managed within the three operating segments and there are no management personnel at the global product family level.

Form 10-Q for the Fiscal Quarter Ended February 29, 2012

Item 1. Consolidated Financial Statements, page 2

Note 2. Business Acquisitions, page 5

5.	Please tell us, and revise future filings to disclose, the reasons why the amount of goodwill recognized in your acquisition of Elian SAS is so significant relative to the purchase price.

Response:

The factors that contributed to the recognition of goodwill in the Elian SAS acquisition included securing synergies that are specific to the Company's business and not available to other market participants, which are expected to increase revenues and profits; access to high-growth, diversified end markets such as healthcare, cosmetics, packaging, pipes and tubing, and personal hygiene products that extend the Company's global presence in the masterbatch product family; acquisition of the highly skilled workforce; and cost savings opportunities.

In addition, the purchase price represented a multiple of eight times EBITDA which is consistent with the market rate for the specialty chemicals industry as confirmed by independent valuation firms. The industry by its nature is not capital intensive, and after the Company identified and valued all significant intangible assets meeting the separability criterion and allocated the purchase price to the remaining assets and liabilities pursuant ASC 805, Business Combinations, it resulted in total goodwill of approximately $40.6 million.

In future filings, the Company will include the additional requested information. The following illustrates the disclosures that the Company plans to provide in the Business Acquisitions Note in its future Form 10-Q and Form 10-K filings, using data from the Company's quarter ended May 31, 2012 Form 10-Q. New disclosures have been underlined to facilitate in the Staff's review.

John Cash
August 2, 2012

BUSINESS ACQUISITIONS
Elian SAS
[The preceeding portion of the Note has been omitted, but remains unchanged]
Goodwill is calculated as the excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed in the acquisition, and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The amount allocated to goodwill associated with the Elian acquisition is primarily the result of anticipated synergies and market expansion. Goodwill associated with this transaction was included in the EMEA segment and none of the goodwill is deductible for income tax purposes.

In summary, in connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company recognizes that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing address each of the comments raised in the Staff's letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 668-7390 or our Chief Legal Officer, David C. Minc, Esq. at (330) 668-7345.

Sincerely,

/s/ Joseph J. Levanduski
Joseph J. Levanduski
Vice President, Chief Financial Officer and Treasurer

cc:    Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
David C. Minc, Esq., Vice President, Chief Legal Officer and Secretary, A. Schulman, Inc.
J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease, LLP